The GoodHaven Funds Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 2, 2016

FILED VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:           The GoodHaven Funds Trust (the “Trust”)
File Nos.: 333-208929, 811-23127

Dear Ms. Larkin:

This correspondence is being filed in response to your written comments received February 4, 2016 regarding the registration statement on Form N-1A filed by the Trust on Friday, January 8, 2016. Accompanying this correspondence is the Trust’s pre-effective amendment number 1, filed with the SEC (PEA #1). The PEA #1 reflects revisions made in response to your comments as well as other necessary changes. Unless otherwise indicated, all references to page numbers herein are made with respect to the PEA #1, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the PEA #1.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

U. S. Securities and Exchange Commission
March 2, 2016

The Trust’s responses to your comments are as follows:

General

1.
If the Fund’s registration statement is to become effective before the date on which the predecessor fund is reorganized into the Fund (assuming that shareholders of the predecessor fund approve the reorganization), please note that the registration statement may not contain predecessor fund performance disclosure. Please revise the registration statement accordingly.

Response:  The Trust notes the subsequent call received from Ms. Larkin on February 10, 2016 requesting that we disregard this comment. The Trust represents that the Fund will not commence operations until the reorganization of the predecessor fund into the Fund is complete.

Facing Sheet

2.	Please insert the title of the securities being registered. See cover page of Form N-1A.

Response:  The Trust responds by inserting the title of the securities being registered.

Prospectus

Page 2 – Principal Investment Strategies

3.
The disclosure regarding the Fund’s investment in asset classes other than equity securities appears to conflict with the statement that the Fund invests “primarily in a focused portfolio of equity securities.” Please disclose what might cause the Fund to invest in the other asset classes and the extent to which the Fund might so invest.

Response:  The Trust responds supplementally by stating that the Fund was established with a broad mandate to seek out undervalued securities, including, but not limited to, common stocks with a primary focus on common shares.  Having the freedom to invest in securities beyond common shares creates the potential for the Fund to benefit from investing in other types of securities that appear to be fundamentally undervalued.  The Fund has invested primarily in a focused portfolio of equity securities, and intends to continue to do so.  However, the Fund  has, since inception, also held minor investments in bank debt, distressed bonds, convertible securities, preferred shares, REITs, ETNs, and other securities.  Generally limitations on these other securities are set forth in the Fund’s SAI.

U. S. Securities and Exchange Commission
March 2, 2016

4.
You state that the “Advisor may purchase short-dated fixed income investments whose issuers are not stressed in lieu of holding large amounts of cash.” Please tell the Staff whether this sentence is a statement of strategy or temporary defensive position. If the latter, please move this disclosure to later in the prospectus. Please clarify in the disclosure what circumstances would cause the Fund to hold short-dated fixed income investments, and identify with greater specificity the types of investments contemplated.

Response:  The Trust responds supplementally by noting that this particular comment is a statement of strategy. The Fund has always disclosed that it may, from time to time, have a significant cash position.  It has now clarified the disclosure to state that the Fund may hold money market mutual funds in lieu of cash based on the Advisor’s assessment of the extent to which potential investment opportunities exist at a given time that meet its criteria for investment.

The Advisor believes some liquidity is generally desirable to avoid forced sales to meet unexpected shareholder redemptions or to be able to react opportunistically to external events that create unusual volatility in markets.  To the extent that short-term investments are not cash, they may include short-term government securities, investment grade notes, investment grade commercial paper, or other highly rated short-term securities that are frequently considered as the equivalent of cash, and these are discussed in the Fund’s SAI. Further, the Fund has had an extensive discussion of its cash position in management discussions in Annual and Semi-Annual Reports as well as risk disclosure in its prospectus and SAI.  The Fund has also disclosed that such aggregate holdings may prevent it from meeting its long-term objectives.

5.
The disclosure states that “the Fund’s focus is long-term,” yet also indicates that “the Fund expects to shift from time to time among various asset classes and market sectors,” apparently with some frequency.  These two statements appear to conflict.  Please explain to the Staff the meaning of “long-term focus” in this context and revise the disclosure accordingly.

Response:  The Trust responds supplementally by stating that the statements do not conflict as the Fund has a long-term focus and expects relatively low turnover in its portfolio compared to most actively managed funds, as was the case with the predecessor fund.  There is no mention of shifting “with some frequency” as the Staff suggests.  The Fund acknowledges in its disclosure that it may shift asset classes and market sectors as the Advisor deems necessary in the course of managing the portfolio.  The Fund has added disclosure to clarify that any shifts in asset classes will be based on the Advisor’s judgment.

6.	If the Fund will invest in “junk bonds” as part of its principal strategy, please provide appropriate strategy and risk disclosure in the Summary Prospectus.

Response:  The Trust responds by expanding the disclosure under the Principal Investment Strategies within the Summary Section to include reference to junk bonds as follows:

Investments in special situations may be in either equity securities or fixed-income securities such as corporate or municipal debt, which may be in a distressed position as a result of economic or issuer-specific developments. Fixed-income special situation investments may include high yield fixed-income securities, otherwise known as “junk bonds” (i.e., securities that are rated below investment grade by Standard & Poor’s Ratings Services (“S&P”) or by another nationally recognized statistical rating organization (“NRSRO”) or similar unrated securities) or municipal securities which may be rated below investment grade by S&P or by another NRSRO, or unrated securities.

U. S. Securities and Exchange Commission
March 2, 2016

The Trust notes that appropriate risk disclosure is already provided.

7.
Are the Fund’s investments in “special situations” part of its principal investment strategy?  If so, please clarify that the Fund will invest in special situations.  If investment in special situations is not a principal investment strategy, please move this disclosure to the section regarding Item 9 (of Form N-1A) or the Statement of Additional Information (“SAI”).

Response:  The Fund intends to invest in “special situations” from time to time and will reflect the correct language change to say the Fund “will” invest.

Page 3 - Principal Risks

8.
Please add disclosure that addresses the risks incident to investing in partnership interests and business trust shares, and holding cash when equity securities are appreciating. Alternatively, if these are not principal strategies of the Fund, please delete references to them in the prospectus and instead describe them in the SAI.  Further, the principal strategy disclosure emphasizes a value style of investing.  Please add risk disclosure on value investing or explain to us why it is not appropriate.

Response:  The Trust responds by stating that these are not principal strategies of the Fund and by moving the following disclosure to the SAI.

A “value investing” philosophy seeks out investments where fundamental research indicates that the “intrinsic value” of a security exceeds its market value.  We define intrinsic value generally as the value that may be ascribed to a company’s securities by a well-informed third party seeking to acquire the business or, alternatively, the value that would be realized upon liquidation of the corporation’s net assets and distribution of the proceeds to security holders.  Value investing is dependent on fundamental research and the Advisor’s assessment of business values both today and in the future.  To the extent that the Advisor’s appraisals of business or asset values are both incorrect and turn out to be below market values, an investment may become impaired and the Fund’s net asset value could suffer losses.

Page 4 – Principal Risks (cont’d)

9.	In “Management Risk,” please add disclosure stating that, even if the Advisor implements the intended investment strategies, such implementation may fail.

Response:  The Trust responds by adding the suggested disclosure.

Page 6 - Principal Investment Strategies

10.
In the penultimate paragraph, you state, “The Advisor may also invest in fixed-income securities whose issuers are not stressed for temporary and/or defensive purposes or in lieu of holding large cash balances.” Please delete “and/or,” disclose that taking a temporary defensive position is inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions, and disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective). See Item 9(b)(1), Instruction 6 of Form N-1A.

U. S. Securities and Exchange Commission
March 2, 2016

Response:  The Trust responds by deleting “and/or” and including the suggested disclosure.

Page 7 - Principal Investment Strategies cont’d

11.
The third full paragraph states that “turnover is expected to be relatively low.” Please clarify what “relatively low” means. Also, this paragraph does not adequately specify what will cause the Advisor to invest in securities other than equity securities. Please revise the paragraph accordingly.

Response: The Trust responds by adding the following clarifying language:

The Predecessor Fund’s turnover ratio has ranged from 11% to 37%, averaging approximately 18% over the last five years, as measured on an annual basis. Although turnover will vary based on transactional activity that depends on valuations and volatility in the markets, we believe these figures are significantly less than those reported by the typical actively managed fund and are likely to be reflective of the turnover in the Fund.

12.
The “Cash and Cash Equivalent Holdings” paragraph states that the Fund “will normally hold a focused portfolio composed primarily of equity and fixed income securities.” However, Summary Prospectus disclosure states that the Fund will invest primarily in equity securities. Please resolve the inconsistency.

Response:  The Trust responds by noting that the Advisor does not believe these statements are inconsistent.  However, the Fund has revised the sentence to clarify as follows:  “although the Fund will normally hold a focused portfolio composed primarily of equity securities (and fixed-income securities from time to time)…”

The Fund states that it intends to invest “primarily in a focused portfolio of equity securities” but deliberately left the door open to investments from time to time in securities other than equity securities given the broad nature of the Fund’s permissible investments.

13.
With respect to the section discussing investments in special situations, please clarify whether the Fund may invest in unrated fixed income instruments; and, if appropriate, indicate by whom those instruments will be rated (e.g., fixed income securities of comparable quality as determined by the advisor).

Response:  The Trust responds by adding a phrase indicating that unrated instruments will be determined to be of comparable quality as determined by the Advisor.

U. S. Securities and Exchange Commission
March 2, 2016

Page 8 - Principal Risks of Investing in the Fund

14. Please disclose the risks of investing in rights, warrants, ADRs, and preferred stocks.

Response:  The Trust responds by adding the suggested disclosure.

Page 12 - Pricing of Fund Shares

15.
If the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares. See Item 11(a)(3), Instruction 2 of Form N-1A.

Response:  The Trust responds by adding the suggested disclosure.

Statement of Additional Information

Page 3 - Investment Policies and Risks cont’d

16.
Please clarify the types of investments that the Fund may make while assuming a temporary defensive position and reconcile any inconsistencies between the prospectus and the SAI. The discussion in the paragraph on page 3 titled, “Cash Reserves” suggests that cash and cash equivalents may be used while assuming a temporary defensive position, but does not explicitly say so.

Response:  The Trust responds by revising the heading to correspond to the Fund’s prospectus as “Cash and Cash Equivalents.”

17.	With respect to the paragraph called “Credit Default Swap Agreements,” please confirm that if the Fund writes/sells credit default swaps, it will segregate the full notional amount of the swaps.

Response:  The Trust responds by adding disclosure that states that if the Fund sells credit default swaps, it will segregate the full notional amount of the swaps.

U. S. Securities and Exchange Commission
March 2, 2016

Page 6 - Investment Policies and Risk cont’d

18.
You state that the Fund may engage in total return swaps.  When the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:  The Trust acknowledges that the Staff may issue future guidance with respect to derivatives and will plan to adjust the disclosure if necessary at that time.

Page 18 - Investment Restrictions

19.
You state that the Fund may not, “Invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. government securities). Please add, “or group of industries” after “in any one industry” and before “(other than U.S. government securities).” See Item 16(c)(1)(iv) of Form N-1A.

Response:  The Trust responds by adding the requested disclosure.

Page 21 – Trustees and Executive Officers

20.
If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Fund. This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

Response:  The Trust responds by adding disclosure explaining that the Chairman of the Fund is also a principal of the Investment Advisor and among the largest individual shareholders of the Fund with a strong vested interest in the success of the Fund. He is an analyst and money-manager with more than thirty-five years of experience and has held prior executive positions with another registered investment company including serving as a Board Member, Senior Investment Analyst, Secretary/Treasurer, and Chief Compliance Officer. He has also founded prior investment advisory businesses and held senior executive positions at other investment advisors for more than twenty-five years.

The disclosure further clarifies that the Board does not currently have a “lead independent trustee” although the Board may create such a position in the future.  Mr. Tishman, the current independent Trustee that is Chairman of the Audit Committee and who also serves on the Nominating and Valuation Committees as well, has served on multiple public company boards of directors, is a qualified financial expert, and has more than thirty-years of experience in related fields. In addition, the two other independent Trustees also have significant relevant business experience and offer strong governance, legal, and other experiences to the oversight functions of the Fund.

U. S. Securities and Exchange Commission
March 2, 2016

Page 23 - Trustees and Executive Officers cont’d

21.
If applicable, furnish compensation information for the current fiscal year, estimating future payments that would be made pursuant to an existing agreement or understanding. Disclose in a footnote to the Compensation Table the period for which information is furnished. See Item 17(c)(1), Instruction 2 of Form N-1A.

Response:  The Trust responds by adding in the compensation information for the Trustees.

Page 26 – Portfolio Managers

22.
Please disclose the date as of which the information about portfolio managers’ compensation is provided. For example, the Fund may state that, “As of the date of the SAI.” See Item 20(b), Instruction 1 of Form N-1A.

Response:  The Trust responds by adding a reference date for the portfolio managers’ compensation.

Page 31 – Determination of Share Price

23.	Please confirm that there are no arrangements that result in breakpoints in, or elimination of, sales loads in connection with the terms of the proposed reorganization. See Item 23(b) of Form N-1A.

Response:  The Trust responds by confirming supplementally that there are no sales loads or other arrangements that result in breakpoints in connection with the proposed reorganization.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
For U.S. Bancorp Fund Services, LLC